Filed by SunTrust Banks, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: National Commerce Financial Corporation Exchange Act File Number of Subject Company: 001-16607

The merger agreement between SunTrust Banks, Inc. ("SunTrust") and National Commerce Financial Corporation ("NCF") was filed by SunTrust under cover of Form 8-K on May 20, 2004 and is incorporated by reference into this filing.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.